

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 10, 2017

Via E-mail
Mr. Rajeev Bhalla
Chief Financial Officer
Circor International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

>    **Re:    Circor International, Inc.**
>    **Form 10-K for the Year Ended December 31, 2015**
>    **Filed February 23, 2016**
>    **File No. 1-14962**

Dear Mr. Bhalla:

We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction